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E-Mail: jeffrey.lavalle@quarles.com
October 13, 2009
VIA EDGAR CORRESPONDENCE
Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Bank Mutual Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Commission File No. 000-31207
Third Staff Comment Letter dated October 9, 2009
Dear Mr. Nolan:
     This letter confirms an exchange of voice mail messages between me and John Spitz over the last 24 hours in which we stated, and Mr. Spitz did not object, that, due to the timing of the recent quarter end, Bank Mutual Corporation would respond by November 6, 2009 to the Staff comments included in the letter from you to Michael Dosland dated October 9, 2009.
     Thank you for your consideration of and flexibility on this matter. If we have any specific questions as we complete Bank Mutual Corporation’s response, we will contact you or Mr. Spitz. Additionally, please let me know if you have any questions of us.

Very truly yours, QUARLES & BRADY LLP
/s/ Jeffrey J. LaValle
Jeffrey J. LaValle

cc:	Michael T. Crowley, Jr., Chairman, President and CEO Michael W. Dosland, Senior Vice President and CFO